Our Ref: SHR/08/52

June 13, 2008


08003518

BY REGISTERED AIRMAIL

Securities and Exchange Commission,
Division of Corporate Finance,
Judiciary Plaza,
450 Fifth Street,
Washington, DC 20549,
U.S.A.

Ladies and Gentlemen,

Re: The Bank of East Asia, Limited
Rule 12g3-2(b) Exemption File No. 82-3443

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of The Bank of East Asia, Limited (the "Company"), enclosed for your attention are the documents described in the Annex hereto.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b).

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Securities & Exchange Commission (the "SEC") or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 3608 5068 in Hong Kong if you have any questions.

Thank you for your attention to this matter.

Yours faithfully,
For and on behalf of
THE BANK OF EAST ASIA, LIMITED

Molly Ho Kam-lan
Company Secretary

MH/TT/gm/757
Encls.

The Bank of East Asia, Limited 東亞銀行有限公司
10 Des Voeux Road Central, Hong Kong 香港中環德輔道中10號
Telephone 電話 (852) 3608 3608 Facsimile 傳真 (852) 3608 6000 Telex 電傳 HX 73017
www.hkbea.com

File No. 82-3443

Annex to Letter to the SEC
dated June 13, 2008
The Bank of East Asia, Limited

The documents below are being furnished to the SEC to supplement information provided since May 7, 2008 with respect to the Company's request for exemption under Rule 12g3-2(b).

Description of Document

1. Document : Form AR1 Annual Return
   Date : May 8, 2008
   Source of Requirement : Hong Kong Companies Ordinance

2. Document : Form AC1 Statement of Particulars of Subsidiaries
   Date : May 8, 2008
   Source of Requirement : Hong Kong Companies Ordinance

3. Document : Form AC2 Statement of Particulars of Shareholdings in Non-Subsidiaries Companies
   Date : May 8, 2008
   Source of Requirement : Hong Kong Companies Ordinance

4. Document : Form SC1 Return of Allotments
   Date : May 30, 2008
   Source of Requirement : Hong Kong Companies Ordinance

公司註冊處
Companies Registry

Annual Return
(公司條例第 107(1)條)
(Companies Ordinance s. 107(1))

表格 Form AR1

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

(註 Note 8) **2 商業名稱 Business Name**

--

3 公司類別 Type of Company

請在有關空格內加 ✓ 號 Please tick the relevant box

☐ 有股本的私人公司
Private Company having a share capital

☑ 其他
Others

4 本申報表日期 Date of this Return

本申報表列載公司截至右列日期爲止的資料
The information in this Return is made up to

17	04	2008
日 DD	月 MM	年 YYYY

(如屬有股本的私人公司，本申報表應列載截至公司成立爲法團的周年日期的資料。如屬其他公司，所列載的資料則應截至公司周年大會日期或以代替周年大會的書面決議的日期爲止。
For a private company having a share capital, the information in this Return should be made up to the anniversary of the date of incorporation. For other companies, the information should be made up to the date of the annual general meeting (AGM) or the date of written resolution passed in lieu of AGM.)

(註 Note 9) **5 註冊辦事處地址 Address of Registered Office**

No.10 Des Voeux Road Central, Hong Kong

(註 Note 10) **6 電郵地址 E-mail Address**

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5065 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference: (VL) / T0180028 / 29/05/2008

請勿填寫本欄 For Official Use

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

7 按揭及押記 Mortgages and Charges

截至本申報表日期，所有須根據《公司條例》第 80 及第 82 條規定向公司註冊處處長登記的按揭及押記的未償還總額
Total Amount outstanding as of the Date of this Return on all mortgages and charges which are required to be registered with the Registrar of Companies pursuant to sections 80 and 82 of the Companies Ordinance

NIL

(註 Note 11)

8 無股本公司的成員數目 Number of Member(s) of a Company Not Having a Share Capital

(有股本的公司毋須填報此項 Company having a share capital need not complete this section)

截至本申報表日期的成員數目
Number of member(s) as at the Date of this Return

(註 Note 12)

9 股本 Share Capital

(無股本的公司毋須填報第 9 及第 10 項 Company not having a share capital need not complete sections 9 & 10)

	截至本申報表日期 As at the Date of this Return				
	法定股本 Authorized Share Capital	已發行股本 Issued Share Capital			
股份類別 Class of Shares	總面值 ***Total*** Nominal Value †	已發行股份數目 Number of Shares Issued (a)	每股已發行股份的面值 Nominal Value of Each Share Issued † (b)	已發行股份的總面值 ***Total*** Nominal Value of Shares Issued † (a) x (b)	已發行股份的已繳股款總值 (不包括溢價) ***Total*** Paid up Value of Shares Issued † (excluding premium)
Ordinary	HK$6,500,000,000.00	1,657,382,205	HK$2.50	HK$4,143,455,512.50	HK$4,143,455,512.50
總值 Total	HK$6,500,000,000.00	1,657,382,205		HK$4,143,455,512.50	HK$4,143,455,512.50

† 請註明貨幣單位(例如：港元、美元)
Please specify the currency (e.g. HKD, USD)

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

(註 Note 13) **10 有股本公司的成員詳情 Details of Member(s) of a Company Having a Share Capital**

(如未能盡錄於下列表格內，請用續頁 A 填報 Use Continuation Sheet A if there is insufficient space)

截至本申報表日期的成員詳情 Details of Member(s) as at the Date of this Return

股份類別 Class of Shares: Ordinary

如公司的股份自上一份周年申報表日期以來(如屬首份周年申報表，則自公司成立爲法團以來)有任何轉讓，有關詳情亦請一併填報；股份受讓人的姓名／名稱請在「備註」一欄註明。

If there have been any transfers of the company's shares since the date of the last Annual Return (or since incorporation if this is the first Annual Return), please also provide details of the transfers; the name of the transferee should be stated in the 'Remarks' column.

姓名／名稱 Name	地址 Address	股份 Shares			備註 Remarks
		現時持有量 Current Holding	轉讓 Transferred		
			數目 Number	日期 Date	
	See the attached CD-Rom				
	總數 Total	1,657,382,205			

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

255

11 秘書 Secretary

A. 個人秘書 Individual Secretary

(如超過一名個人秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 individual secretary)

中文姓名 Name in Chinese	何金蘭

	姓氏 Surname	名字 Other Names
英文姓名 Name in English	Ho	Kam Lan

前用姓名 Previous Names	--
別名 Alias	--
(註 Note 14) 香港住址 Hong Kong Residential Address	Flat D, 24/F., Hoi Tien Mansion, Horizon Gardens, 15 Taikoo Wan Road, Taikoo Shing, Quarry Bay, Hong Kong
(註 Note 15) 電郵地址 E-mail Address	--

(註 Note 16) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number	D289463(8)	
	簽發國家 Issuing Country	號碼 Number
b 海外護照 Overseas Passport	--	--

B. 法人團體秘書 Corporate Secretary

(如超過一名法人團體秘書，請用續頁 B 填報 Use Continuation Sheet B if more than 1 corporate secretary)

(註 Note 17) 中文名稱 Name in Chinese	
(註 Note 17) 英文名稱 Name in English	
(註 Note 18) 香港地址 Hong Kong Address	
(註 Note 15) 電郵地址 E-mail Address	
公司編號 Company Number *(只適用於在香港註冊的法人團體) (Only applicable to body corporate registered in Hong Kong)*	

255

12 董事 Director

A. 個人董事 Individual Director

(如超過兩名個人董事，請用續頁 C 填報 Use Continuation Sheet C if more than 2 individual directors)

(註 Note 19) 1 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 李國寶

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Li	Kwok Po, David

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: Penthouse A, Tower 2, Dynasty Court, 23 Old Peak Road, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A982004(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

255

12 董事 Director (續上頁 cont'd)

(註 Note 19) 2 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese	黃頌顯

英文姓名 Name in English	姓氏 Surname	名字 Other Names
	Wong	Chung Hin

前用姓名 Previous Names	--
別名 Alias	--

(註 Note 20) 住址 Residential Address

Address	國家 Country
D72 Carolina Gardens, 34 Coombe Road, Hong Kong	--

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A918026(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

12 董事 Director (續上頁 cont'd)

B. 法人團體董事 Corporate Director

(如超過兩名法人團體董事，請用續頁 D 填報 Use Continuation Sheet D if more than 2 corporate directors)

(註 Note 19) 1 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 19) 2 身份 Capacity ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

中文名稱 Name in Chinese

英文名稱 Name in English

(註 Note 23) 地址 Address | 國家 Country

(註 Note 21) 電郵地址 E-mail Address

公司編號 Company Number
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

12 董事 Director (續上頁 cont'd)

C. 備任董事 Reserve Director

(只適用於只有一名成員而該成員同時亦是唯一董事的私人公司 Only applicable to a private company with only one member who is also the sole director of the company)

中文姓名
Name in Chinese

英文姓名
Name in English

姓氏 Surname | 名字 Other Names

前用姓名
Previous Names

別名
Alias

(註 Note 20) 住址
Residential Address

國家 Country

(註 Note 21) 電郵地址
E-mail Address

(註 Note 22) 身份證明 Identification

a 香港身份證號碼
Hong Kong Identity Card Number

b 海外護照
Overseas Passport

簽發國家 Issuing Country | 號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form ARI

255

13 登記冊 Registers

公司備存下列登記冊的地址(如並非備存於第 5 項的註冊辦事處內)
Address where the following registers of the company are kept (if not kept at the Registered Office in Section 5)

登記冊 Register	地址 Address
a 成員登記冊 Register of Members	Level 25, Three Pacific Place, 1 Queen's Road East, Hong Kong
b 債權證持有人登記冊 *(如有的話)* Register of Debenture Holders *(if any)*	24/F., Three Pacific Place, 1 Queen's Road East, Hong Kong

(註 Note 24)

14 隨表提交的帳目所涵蓋的會計結算始末日期 Period Covered by Accounts Submitted with this Form

(私人公司毋須填報此項 A private company need not complete this section)

日 DD	月 MM	年 YYYY	至 To	日 DD	月 MM	年 YYYY
01	01	2007		31	12	2007

15 證明書 Certificate

(此項證明只適用於私人公司。如不適用，請刪去此項。)
(This Certificate should only be completed in respect of a private company. If not applicable, please delete.)

~~本人證明公司自上一份周年申報表日期以來(如屬首份周年申報表，則自成立爲法團以來)，並無發出任何文件，邀請公眾人士認購公司任何股份或債權證；同時如成員數目於本申報表日期超過五十，則所超出的成員，全是根據《公司條例》第29(1)(b)條不須計算入該五十名額內的人士。~~
~~I certify that the company has not, since the date of the last Annual Return (or since incorporation if this is the first Annual Return), issued any invitation to the public to subscribe for any shares or debentures in the company and that if the number of members is in excess of 50 as at the Date of this Return, the excess are persons who under section 29(1)(b) of the Companies Ordinance are not to be included in the calculation of 50.~~

本申報表包括 ________ 張續頁 A、________ 張續頁 B、________ 張續頁 C 及 ________ 張續頁 D。
This Return includes -- **Continuation Sheet(s) A,** -- **Continuation Sheet(s) B,** 17 **Continuation Sheet(s) C and** -- **Continuation Sheet(s) D.**

簽署 Signed :



姓名 Name : Ho Kam Lan
~~董事 Director~~ / 秘書 Secretary *

日期 Date : 8th May 2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

17	04	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 李兆基

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Lee	Shau Kee

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: 36, MacDonnell Road, 22/F., Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A620864(1)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
17	04	2008

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 黃子欣

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Wong	Chi Yun, Allan

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: 12 Bowen Road, 29/F. & 30/F., Hong Villa, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A957296(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

17	04	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director — 代替 Alternate to: --

中文姓名 Name in Chinese: 李國星

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Li	Kwok Sing

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: B25, Estoril Court, 55 Garden Road, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D042347(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return		
17	04	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19)
身份 Capacity
☑ 董事 Director
☐ 候補董事 Alternate Director
代替 Alternate to: --

中文姓名 Name in Chinese: 李國章

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Li	Kwok Cheung, Arthur

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20)
住址 Residential Address: 34C, The Albany, 1 Albany Road, Mid-Levels, Hong Kong
國家 Country: --

(註 Note 21)
電郵地址 E-mail Address: --

(註 Note 22)
身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: C642681(4)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

本申報表日期 Date of Return		
17	04	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number
255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 彭玉榮

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Pang	Yuk Wing, Joseph

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address

Flat B, 23/F., Block 9,
Braemar Hill Mansion,
31 Braemar Hill Road,
North Point, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A862765(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

本申報表日期 Date of Return

17	04	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [✓] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 蒙民偉

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Mong	Man Wai, William

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address

No.6 Essex Crescent, Kowloon Tong, Kowloon, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: B172255(2)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return		
17	04	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 羅友禮

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Lo	Yau Lai, Winston

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: 5/F., Faber Villa, 17 Tai Tam Road, Stanley, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A909089(7)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

本申報表日期 Date of Return

17	04	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director

☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 邱繼炳

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Khoo	Kay Peng

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address

189 Jalan Ampang, 50450 Kuala Lumpur, Malaysia

國家 Country: Malaysia

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P685205(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
17	04	2008

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: --

中文姓名 Name in Chinese: 郭炳江

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Kwok	Ping Kwong, Thomas

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: 8A, South Bay Road, Repulse Bay, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A991900(A)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

本申報表日期 Date of Return		
17	04	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 李澤楷

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Li	Tzar Kai, Richard

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: House 1, 28 Gough Hill Road, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: D544977(5)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

本申報表日期 Date of Return

17	04	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 陳文裘

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Tan	Man Kou

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address

Flat 10C, Sea Cliff Mansion,
19 Repulse Bay Road, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: mktan@netvigator.com

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A799093(9)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

17	04	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 駱錦明

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Lo	Chin Ming, Kenneth

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address

Address	國家 Country
11, Alley 88, Lane 25, Tung-Shan Rd., Shih-Lin District, Taipei, Taiwan	--

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: --

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
Republic of China	212090427

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return

日 DD	月 MM	年 YYYY
17	04	2008

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity: ☑ 董事 Director ☐ 候補董事 Alternate Director 代替 Alternate to: --

中文姓名 Name in Chinese: 李福全

英文姓名 Name in English:

姓氏 Surname	名字 Other Names
Li	Fook Chuen, Eric

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address: 16A Harbourview, 11 Magazine Gap Road, Hong Kong
國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: E162384(6)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

Form

本申報表日期 Date of Return

17	04	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number

255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 李國仕

英文姓名 Name in English

姓氏 Surname	名字 Other Names
Li	Kwok Sze, Stephen Charles

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address

35D, Estoril Court, 55 Garden Road,
Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: XD625334(8)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return		
17	04	2008
日 DD	月 MM	年 YYYY

公司編號 Company Number: 255

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

- [x] 董事 Director
- [ ] 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese: 郭孔演

英文姓名 Name in English:

Kuok	Khoon Ean
姓氏 Surname	名字 Other Names

前用姓名 Previous Names: --

別名 Alias: --

(註 Note 20) 住址 Residential Address:

House B, Deep Water Bay Road,
35 Deep Water Bay Road, Hong Kong

國家 Country: --

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: P621132(5)

b 海外護照 Overseas Passport

--	--
簽發國家 Issuing Country	號碼 Number

指明編號 2/2004 (修訂) (2004 年 2 月)
Specification No. 2/2004 (Revision) (Feb. 2004)

本申報表日期 Date of Return				公司編號 Company Number
17	04	2008		255
日 DD	月 MM	年 YYYY		

個人董事詳情 (第 12A 項) Details of Individual Director (Section 12A)

(註 Note 19) 身份 Capacity

☑ 董事 Director ☐ 候補董事 Alternate Director

代替 Alternate to: --

中文姓名 Name in Chinese	杜惠愷	
英文姓名 Name in English	Doo	Wai Hoi, William
	姓氏 Surname	名字 Other Names
前用姓名 Previous Names	--	
別名 Alias	--	

(註 Note 20) 住址 Residential Address

Address	國家 Country
No.9, Rosemead Road, The Peak, Hong Kong	--

(註 Note 21) 電郵地址 E-mail Address: --

(註 Note 22) 身份證明 Identification

a 香港身份證號碼 Hong Kong Identity Card Number: A192650(3)

b 海外護照 Overseas Passport

簽發國家 Issuing Country	號碼 Number
--	--

CR
公司註冊處
Companies Registry

附屬公司資料陳述書
Statement of Particulars of Subsidiaries

(公司條例第 128(5)(b) 及 (5A)(b)條)
(Companies Ordinance s. 128(5)(b) & (5A)(b))

表格 Form **AC1**

<u>重要事項 Important Notes</u>

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 本陳述書的附表一載列本公司於下述財政年度終結日期的所有附屬公司的詳情
The particulars of all the Subsidiaries of the Company as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

日 DD	月 MM	年 YYYY
31	12	2007

本陳述書包括 ______ 頁附表。

This Statement includes ___17___ page(s) of Schedule.

簽署 Signed : [signature]

姓名 Name : Ho Kam Lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 8th May 2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5065 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

09/05/2008 10:50:12
Submission No/Seq No: 227093275/3
CR No: 0000255
Sh. Form. AC1

Form AC1

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Asia Strategic Capital Ltd	British Virgin Islands	Ordinary		100%
Asia Strategic Investment Management Ltd	Hong Kong	Ordinary		100%
Bank of East Asia (Trustees) Ltd	Hong Kong	Ordinary	100%	
BC (BVI) Holdings Ltd	British Virgin Islands	Ordinary	100%	
BEA Life Ltd	Hong Kong	Ordinary	100%	
BEA Pacific Asia Ltd	Hong Kong	Ordinary		100%
BEA Pacific Holding Co. Ltd	Bermuda	Ordinary	100%	
BEA Pacific Ltd	Hong Kong	Ordinary		100%
BEA Pacific Nominee Ltd	Hong Kong	Ordinary		100%
BEA Pacific (Vanuatu) Ltd	Vanuatu	Ordinary	100%	
BEAC Ltd	Hong Kong	Ordinary	100%	
BEAF Ltd	Hong Kong	Ordinary	100%	
Blue Care (BVI) Holdings Ltd	British Virgin Islands	Ordinary		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司編號 Company Number: 255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Blue Cross (Asia-Pacific) Insurance Ltd	Hong Kong	Ordinary	100%	
Credit Gain Finance Co. Ltd	Hong Kong	Ordinary	100%	
EA China Finance Ltd	British Virgin Islands	Ordinary		100%
EA Nominees Ltd	Hong Kong	Ordinary		100%
EA Securities Ltd	Hong Kong	Ordinary		100%
East Asia Electronic Data Processing (Guangzhou) Ltd	People's Republic of China	N/A		100%
East Asia Facility Management Ltd	Hong Kong	Ordinary		100%
East Asia Financial Holding (BVI) Ltd (liquidated on 22-1-2008)	British Virgin Islands	Ordinary	100%	
East Asia Financial Services (BVI) Ltd	British Virgin Islands	Ordinary	100%	
East Asia Futures Ltd	Hong Kong	Ordinary	100%	
East Asia Holding Company, Inc.	USA	Ordinary	100%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

Form AC1

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
East Asia Indonesian Holdings Ltd	Seychelles	Ordinary		100%
East Asia International Trustees Holdings (BVI) Ltd	British Virgin Islands	Ordinary	100%	
East Asia Investment Holdings Ltd	Hong Kong	Ordinary	100%	
East Asia Investments Holdings (BVI) Ltd	British Virgin Islands	Ordinary	100%	
East Asia Properties Holding Co. Ltd	Hong Kong	Ordinary	100%	
Est Asia Properties Investment Co. Ltd	Hong Kong	Ordinary		100%
East Asia Properties (US), Inc.	USA	Ordinary		100%
East Asia Property Agency (China) Co. Ltd	Hong Kong	Ordinary	100%	
East Asia Property Agency Co. Ltd	Hong Kong	Ordinary	100%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005年12月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
East Asia Property Development (Shanghai) Ltd	Hong Kong	Ordinary		100%
East Asia Property Holdings (Jersey) Ltd	British Virgin Islands	Ordinary	100%	
East Asia Property Management (China) Ltd	Hong Kong	Ordinary		100%
East Asia Property Management (Guangzhou) Ltd	People's Republic of China	N/A		100%
East Asia Secretaries Ltd	Hong Kong	Ordinary	100%	
East Asia Securities Co. Ltd	Hong Kong	Ordinary	100%	
East Asia Services (Holdings) Ltd	Hong Kong	Ordinary	100%	
East Asia Strategic Holdings Ltd	British Virgin Islands	Ordinary	100%	
Far East Bank Nominees Ltd	Hong Kong	Ordinary		100%
FEB (1989) Ltd	Hong Kong	Ordinary & Non-Voting Deferred		100%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Global Success Ltd	British Virgin Islands	Ordinary		100%
Golden Empire International Inc.	British Virgin Islands	Ordinary		100%
Golden Properties Finance Ltd	British Virgin Islands	Ordinary		100%
Golden Queen International Ltd	British Virgin Islands	Ordinary		100%
Golden Wings International Ltd	British Virgin Islands	Ordinary		100%
Goldmond Company Ltd	British Virgin Islands	Ordinary		100%
Goldmond Finance Co. Ltd	British Virgin Islands	Ordinary		100%
Leader One Ltd	Hong Kong	Ordinary	100%	
Red Phoenix Ltd	Hong Kong	Ordinary	100%	
The Bank of East Asia (BVI) Ltd	British Virgin Islands	Ordinary	100%	
The Bank of East Asia (Canada)	Canada	Ordinary	100%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

Form AC1

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
The Bank of East Asia (China) Ltd	People's Republic of China	N/A	100%	
The Bank of Est Asia (Nominees) Ltd	Hong Kong	Ordinary	100%	
The Bank of East Asia (Nominees) Private Ltd	Singapore	Ordinary	100%	
The Bank of East Asia Nominees (UK) Ltd	UK	Ordinary	100%	
The Bank of East Asia (U.S.A.) N.A.	USA	Ordinary		100%
Travelsafe Ltd	Hong Kong	Ordinary		100%
Tung Shing Holdings (BVI) Ltd	British Virgin Islands	Ordinary	100%	
UCB Ltd (De-registration in progress)	Hong Kong	Ordinary	100%	
United Chinese (Nominee) Ltd	Hong Kong	Ordinary	100%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Blue Care JV (BVI) Holdings Ltd	British Virgin Islands	Ordinary		80%
Blue Care Medical Services Ltd	Hong Kong	Ordinary		80%
U Care Hong Kong Medical Ltd	Hong Kong	Ordinary		80%
Abacus (Nominees) Ltd	Hong Kong	Ordinary		75.61%
Acheson Ltd	Hong Kong	Ordinary		75.61%
Alhart Ltd	Hong Kong	Ordinary		75.61%
Bagatelle Services Ltd	British Virgin Islands	Ordinary		75.61%
Barbinder & Co. Pte. Ltd	Singapore	Ordinary		75.61%
Becmac Ltd	Hong Kong	Ordinary		75.61%
Beecroft Ltd	Hong Kong	Ordinary		75.61%
Bentley Services Ltd	Barbados	Common		75.61%
Branford Investments Ltd	British Virgin Islands	Ordinary		75.61%
Camceb Ltd	Hong Kong	Ordinary		75.61%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005年12月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Cane Garden Bay Ltd	British Virgin Islands	Ordinary		75.61%
Caribbean Corporate Services Ltd	Barbados	Common & Class A Redeemable		75.61%
CCSL St. Lucia Ltd	St. Lucia	Common & Class A Redeemable		75.61%
Cheam Holdings Ltd	British Virgin Islands	Ordinary		75.61%
Cheam Nominees Ltd	British Virgin Islands	Ordinary		75.61%
Clacton Company Ltd	Hong Kong	Ordinary		75.61%
Clancy Ltd	Hong Kong	Ordinary		75.61%
Delanez Ltd	Hong Kong	Ordinary		75.61%
Denroy Nominees Ltd	Hong Kong	Ordinary		75.61%
Dersale Ltd	Hong Kong	Ordinary		75.61%
Digex Ltd	Hong Kong	Ordinary		75.61%
Directra Overseas Services Inc.	British Virgin Islands	Ordinary		75.61%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面値比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Directra Services Ltd	Hong Kong	Ordinary		75.61%
East Asia Corporate Services (BVI) Ltd	British Virgin Islands	Ordinary		75.61%
East Asia Corporate Services (Nominees) Ltd	British Virgin Islands	Ordinary		75.61%
East Asia Holdings (BVI) Ltd	British Virgin Islands	Ordinary		75.61%
East Asia Liquidators Ltd	British Virgin Islands	Ordinary		75.61%
East Asia Marketing Ltd	British Virgin Islands	Ordinary		75.61%
East Asia Secretarial Services Ltd	British Virgin Islands	Ordinary		75.61%
East Asia Secretaries (BVI) Ltd	British Virgin Islands	Ordinary		75.61%
Elemen Ltd	Hong Kong	Ordinary		75.61%
Equity Trustee Ltd	British Virgin Islands	Ordinary		75.61%
Essex Nominees Ltd	British Virgin Islands	Ordinary		75.61%
Evatthouse Corporate Services Pte. Ltd	Singapore	Ordinary		75.61%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面値比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格
Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立為法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Flowery World Corporation	British Virgin Islands	Ordinary		75.61%
Fortra Services Ltd	Hong Kong	Ordinary		75.61%
Gainsville Ltd	British Virgin Islands	Ordinary		75.61%
Gladwood Ltd	British Virgin Islands	Ordinary		75.61%
Glencoe Ltd	British Virgin Islands	Ordinary		75.61%
Grimma Co. Ltd	Hong Kong	Ordinary		75.61%
Innopark Ltd	Hong Kong	Ordinary		75.61%
International Holdings Corporation	Nauru	Ordinary		75.61%
Kaliwood Corporation	British Virgin Islands	Ordinary		75.61%
Linkwall Investments Ltd	Hong Kong	Ordinary		75.61%
Maccabee (Nominees) Ltd	Hong Kong	Ordinary		75.61%
Mache Holdings Ltd	Hong Kong	Ordinary		75.61%
Mache Nominees Ltd	Hong Kong	Ordinary		75.61%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Mactors Ltd	Hong Kong	Ordinary		75.61%
Maintex Ltd	British Virgin Islands	Ordinary		75.61%
Malplaquet Ltd	Hong Kong	Ordinary		75.61%
Menroy Registrars Ltd	Hong Kong	Ordinary		75.61%
Nola Company Ltd	Hong Kong	Ordinary		75.61%
Norpac Holdings Ltd	British Virgin Islands	Ordinary		75.61%
Outsource Centre Pte Ltd	Singapore	Ordinary		75.61%
Overseas Nominees Ltd	Hong Kong	Ordinary		75.61%
Pen Ling Ltd	Hong Kong	Ordinary		75.61%
Premier Dragon Development Ltd	Hong Kong	Ordinary		75.61%
Radstock Holdings Ltd	Libera	Bearer		75.61%
Ramilies Ltd	Hong Kong	Ordinary		75.61%
Roebuck Ltd	British Virgin Islands	Ordinary		75.61%
Rontors Ltd	Hong Kong	Ordinary		75.61%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Rosland Corporate Management Ltd	Hong Kong	Ordinary		75.61%
Secretaries Ltd (formerly: Secretaries.com Ltd)	Hong Kong	Ordinary		75.61%
Shanghai Tricor Tengis Consultancy Ltd	People's Republic of China	N/A		75.61%
Shareg Nominees Ltd	Hong Kong	Ordinary		75.61%
Strath Corporate Services Holdings Ltd	British Virgin Islands			75.61%
Strath Corporate Services Ltd	Hong Kong	Ordinary		75.61%
Strath Fiduciaries Ltd	Hong Kong	Ordinary		75.61%
Sunshine Dynamic Co. Ltd	Hong Kong	Ordinary		75.61%
Swan Nominees Ltd	Hong Kong	Ordinary		75.61%
Tabernacle Assets Ltd	Hong Kong	Ordinary		75.61%
Teeroy (C.I.) Ltd	Jersey	Ordinary		75.61%
Teeroy Ltd	Hong Kong	Ordinary		75.61%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Tengis International Ltd	British Virgin Islands	Ordinary		75.61%
Tengis Services Ltd	British Virgin Islands	Ordinary		75.61%
Tricor Abacus Ltd (formerly: Abacus Share Registrars Ltd)	Hong Kong	Ordinary		75.61%
Tricor Asia Ltd	British Virgin Islands	Ordinary		75.61%
Tricor Caribbean Ltd	Barbados	Common		75.61%
Tricor China Ltd	British Virgin Islands	Ordinary		75.61%
Tricor Consultancy (Beijing) Ltd	People's Republic of China	N/A		75.61%
Tricor Corporate Secretary Ltd	Hong Kong	Ordinary		75.61%
Tricor EACS (Hong Kong) Ltd	Hong Kong	Ordinary		75.61%
Tricor Executive Resources Ltd	Hong Kong	Ordinary		75.61%
Tricor Firmley Ltd (formerly: Firmley Co. Ltd)	Hong Kong	Ordinary		75.61%
Tricor Friendly Ltd (formerly: Friendly Registrars Ltd)	Hong Kong	Ordinary		75.61%
Tricor Global Ltd	Caymen Islands	Ordinary		75.61%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Tricor Greater China Ltd	Hong Kong	Ordinary		75.61%
Tricor Holdings Ltd	British Virgin Islands	Ordinary		75.61%
Tricor Holdings Pte. Ltd	Singapore	Ordinary		75.61%
Tricor International Trustee Ltd	British Virgin Islands	Ordinary		75.61%
Tricor Investor Services Ltd	Hong Kong	Ordinary		75.61%
Tricor Nominees Ltd	British Virgin Islands	Ordinary		75.61%
Tricor Progressive Ltd (formerly: Progressive Registration Ltd)	Hong Kong	Ordinary		75.61%
Tricor Secretaries Ltd (formerly: Secretaries Ltd)	Hong Kong	Ordinary		75.61%
Tricor Services Ltd	Hong Kong	Ordinary		75.61%
Tricor Services (BVI) Ltd	British Virgin Islands	Ordinary		75.61%
Tricor Services (Macau) Ltd	Macau	N/A		75.61%
Tricor Services (UK) Ltd	Hong Kong	Ordinary		75.61%
Tricor Signatory Ltd	British Virgin Island	Ordinary		75.61%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number
255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Tricor Singapore Pte Ltd	Singapore	Ordinary		75.61%
Tricor Standard Ltd (formerly: Standard Registrars Ltd)	Hong Kong	Ordinary & Non-Voting Deferred		75.61%
Tricor Strath Ltd (formerly: Strath Nominees Ltd)	Hong Kong	Ordinary		75.61%
Tricor Tengis Ltd (formerly: Tengis Ltd)	Hong Kong	Ordinary		75.61%
Trident Corporate Management Ltd	Hong Kong	Ordinary		75.61%
Trident Nominees Ltd	Hong Kong	Ordinary		75.61%
Tristan Company Ltd	British Virgin Islands	Ordinary		75.61%
Tudor Nominees Ltd	British Virgin Islands	Ordinary		75.61%
Turquandia Ltd	Hong Kong	Ordinary		75.61%
Vanceburg Ltd	British Virgin Islands	Ordinary		75.61%
Virtual Success Ltd	Hong Kong	Ordinary		75.61%
Vitaway (Mauritius) Ltd	Mauritius	Ordinary		75.61%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
W.T. (Secretaries) Ltd	Hong Kong	Ordinary		75.61%
Wai Chiu Co. Ltd	Hong Kong	Ordinary		75.61%
Wai Hop Co. Ltd	Hong Kong	Ordinary		75.61%
West Gateway Ltd	Hong Kong	Ordinary		75.61%
Westboro Ltd	British Virgin Islands	Ordinary		75.61%
Wilfred Co., Ltd	The Republic of the Marshall Islands	Ordinary		75.61%
Witcombe Corporation	British Virgin Islands	Ordinary		75.61%
Abacus Business Consultants Sdn. Bhd.	Malaysia	Ordinary		60.49%
Abacus Company Administration Sdn. Bhd.	Malaysia	Ordinary		60.49%
Barbinder & Co. Sdn. Bhd.	Malaysia	Ordinary		60.49%
Chua, Woo & Company Sdn. Bhd.	Malaysia	Ordinary		60.49%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

表格 Form **AC1**

(附表一 Schedule 1)

公司編號 Company Number

255

附屬公司的詳情 Particulars of Subsidiaries

公司名稱 Company Name	成立爲法團所在的國家或主要營業地點的地址(如公司並非法人團體) Country of Incorporation or Address of the Principal Place of Business (for a company not being a body corporate) (註 Note 7)	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company		
		股份類別 Class of Share	由公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company (or its nominee) (註 Note)	由公司的附屬公司(或其代名人)所持股份的百分率 Percentage of Shares Held by the Company's Subsidiary (or its nominee) (註 Note)
Epsilon Registration Services Sdn. Bhd.	Malaysia	Ordinary		60.49%
Tenaga Koperat Sdn. Bhd.	Malaysia	Ordinary		60.49%
Total Corporate Compliance Sdn. Bhd.	Malaysia	Ordinary		60.49%
Total Express & Document Storage Sdn. Bhd.	Malaysia	Ordinary		60.49%
Total Outsourcing Solutions Sdn. Bhd.	Malaysia	Ordinary		60.49%
Tricor Services (Malaysia) Sdn. Bhd.	Malaysia	Ordinary		60.49%
Tricor Trust (Labuan) Ltd	Labuan	Ordinary		60.49%
Tricor Executive Recruitment Ltd	Thailand	Ordinary		57.46%
Tricor Outsourcing (Thailand) Ltd	Thailand	Ordinary		57.46%
BEA Union Investment Management Ltd (formerly: East Asia Asset Management Co. Ltd)	Hong Kong	Ordinary	51.00%	

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間或介乎 50%與 51%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。

The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50% or between 50% and 51%, in either of which cases, it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

指明編號 1/2005 (修訂) (2005 年 12 月)
Specification No. 1/2005 (Revision) (Dec. 2005)

公司註冊處
Companies Registry

Statement of Particulars of Shareholdings in Non-Subsidiary Companies

(公司條例第 129(5)(b) 及(5A)(b)條)
(Companies Ordinance s. 129(5)(b) & (5A)(b))

表格 Form **AC2**

重要事項 Important Notes

- 填表前請參閱《填表須知》。請用黑色墨水列印。
- Please read the accompanying notes before completing this form. Please print in black ink.

公司編號 Company Number: 255

1 公司名稱 Company Name

東亞銀行有限公司
The Bank of East Asia, Limited

2 本陳述書的附表一載列本公司於下述財政年度終結日期持有股份的非附屬公司詳情
The particulars of the Company's shareholdings in companies not being its subsidiaries as at the closing date of the financial year as stated below are contained in Schedule 1 of this Statement

財政年度的終結日期
Closing Date of the Financial Year

日 DD	月 MM	年 YYYY
31	12	2007

本陳述書包括 ________ 頁附表。

This Statement includes 1 page(s) of Schedule.

簽署 Signed :

姓名 Name : Ho Kam Lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 8th May 2008
日 DD / 月 MM / 年 YYYY

*請刪去不適用者 Delete whichever does not apply

(註 Note 4) 提交人的資料 Presentor's Reference

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building, 10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5065 傳真 Fax: 3608 6173

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

Acknowledgement
Companies Registry
H.K.

09/05/2008 10:50:12
Submission No/Seq No: 227093275/4
CR No: 0000255
Sh. Form. AC2

公司編號 Company Number

255

公司持有股份的非附屬公司詳情
Particulars of shareholdings in companies not being subsidiaries

公司名稱 Company Name	成立爲法團所在的國家 Country of Incorporation	本公司所持股份的類別及佔已發行股份的面值比例 Class and proportion of the nominal value of the issued shares held by the Company	
		股份類別 Class of Share	所持股份的百分率 Percentage of Shares Held (註 Note)
AFFIN Holdings Berhad	Malaysia	Ordinary	20.39%
East Asia GE Commercial Finance Ltd	Hong Kong	Ordinary	50.00%
ICEA Finance Holdings Ltd	British Virgin Islands	Ordinary	25.00%
Platinum Holdings Company Ltd	Cayman Islands	Ordinary	29.99%
Trans-Ocean Insurance Co., Ltd	Hong Kong	Ordinary	48.70%

註 Note

此百分率可以最接近的整數百分率說明，但如該百分率乃介乎 49%與 50%之間，則須盡量說明多位小數以表明一股股份佔該類別已發行股份的面值比例的百分率(計算至一位有效數字)。
The percentage may be stated to the nearest whole number per cent except where it is between 49% and 50%, in which case it shall be stated to as many decimal places as would be required to indicate the percentage, to one significant figure, of the proportion of the nominal value of the issued shares of that class represented by one share.

公司註冊處
Companies Registry

股份分配申報表
Return of Allotments

(公司條例第45(1)條)
(Companies Ordinance s. 45(1))

表格 Form **SC1**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number

255

1 公司名稱 Company Name

The Bank of East Asia, Limited 東亞銀行有限公司

(註 Note 7) **2 分配股份的日期或始末日期 Date or Period during which Shares were Allotted**

	日 DD	月 MM	年 YYYY
由 From	02	05	2008
至 To	26	05	2008

3 本次股份分配的總款額 Totals of this Allotment

	貨幣單位 Currency	款額 Amount
(註 Note 8) 已繳及應繳的總面額 Total Nominal Amount Paid and Payable	HK$	462,500.00
已繳及應繳的溢價總額 [第5A(a) + 5B(a)項] Total Premium Amount Paid and Payable [Sections 5A(a) + 5B(a)]	HK$	3,064,350.00

4 公司自成立爲法團當日起計，累積的已繳股款總額(包括本次分配但不包括溢價)
Cumulative Total of Paid-up Share Capital of the Company since Incorporation (Including this Allotment but Excluding Premium)

貨幣單位 Currency	款額 Amount
HK$	4,176,711,047.50

(註 Note 3) **提交人的資料 Presentor's Reference**

姓名 Name: Secretarial Department

地址 Address: 20/F., The Bank of East Asia Building,
10 Des Voeux Road Central, Hong Kong

電話 Tel: 3608 5066 傳真 Fax: 3608 6173

電郵地址 E-mail Address: bea_sec@hkbea.com

檔號 Reference: (GM)

請勿填寫本欄 For Official Use

5 本次股份分配的詳情 Details of this Allotment

A. 現金支付的分配股份 Shares Allotted for Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*已繳及應繳的款額(包括溢價) Amount Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	已繳及應繳的溢價*總*款額 ***Total*** Premium Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		
Ordinary	-90,000-	HK$2.50	HK$14.90	Nil	HK$12.40	HK$1,116,000.00
Ordinary	-20,000-	HK$2.50	HK$23.23	Nil	HK$20.73	HK$414,600.00
Ordinary	-75,000-	HK$2.50	HK$22.95	Nil	HK$20.45	HK$1,533,750.00

(註 Note 9)

B. 非現金支付的分配股份 Shares Allotted otherwise than in Cash

股份類別 Class of Shares	獲分配的股份數目 Number of Shares Allotted	*每股*的面值 Nominal Value of ***Each Share***	*每股*被視作已繳及應繳的款額(包括溢價) Amount Treated as Paid and Payable on ***Each Share*** (Including Premium)		*每股*的溢價款額 Premium on ***Each Share***	被視作已繳及應繳的溢價*總*款額 ***Total*** Premium Treated as Paid and Payable (a)
			已繳付 Paid	應繳付 Payable		

(註 Note 10)

分配上述(B)項股份的代價
Consideration for which the Shares in (B) have been Allotted

N/A

表格 Form **SC1**

公司編號 Company Number: 255

6 獲分配股份者的詳情 Details of Allottee(s)

姓名／名稱 Name	地址 Address	各類別股份分配的數目 No. of Shares Allotted by Class	
		類別 Class	類別 Class
		Ordinary	
See the attached list		-185,000-	
各類別股份分配的總數 Total Shares Allotted by Class		-185,000-	

簽署 Signed :

姓名 Name : Molly HO Kam-lan

~~董事 Director~~／秘書 Secretary *

日期 Date : 30 / 05 / 2008

日 DD / 月 MM / 年 YYYY

*請刪去不適用者 *Delete whichever does not apply*

END

指明編號 2/2004 (修訂) (2004 年 2 月)
pecification No. 2/2004 (Revision) (Feb. 2004)